Mail Stop 0407
      							April 11, 2005

Via U.S. Mail and Fax (310-573-7057)
Mr. Allen Sciarillo
Chief Financial Officer and Executive Vice President
Dial Thru International Corporation
17383 Sunset Boulevard
Suite 350
Los Angeles, CA 90272

	RE:	Dial Thru International Corporation
      Form 10-K for the fiscal year ended October 31, 2004
		Filed January 31, 2005


Dear Mr. Sciarillo:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-K for the Year Ended October 31, 2004

Item 1.  Business - Customers

1. In describing your primary customers, you disclose that the Company provided wholesale services to one customer who accounted for
17% of the Company`s revenues and another customer who accounted for
13% of the Company`s revenues. Revise your disclosure to fully comply with Item 101(c)(vii) of Regulation S-K, which requires the disclosure of `Dependence on one or a few customers, with the name and relationship of any customer accounting for 10% or more of consolidated revenues under certain conditions`.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations for the Fiscal Years Ended October 31,
2004, 2003 and 2002 - Liquidity and Sources of Capital

2. Revise your disclosures regarding liquidity and sources of capital to include tabular disclosure of contractual obligations, as required by Item 303(a)(V) of Regulation S-K.

3. Expand the disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by the auditors. Include a detailed discussion of management`s viable plan for overcoming your financial difficulties.  Discuss in detail your
cash requirements during the next twelve months and your ability to
generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenues.  Update this disclosure in each
subsequent
Form 10-Q.   Refer to Section 607.02 of the Financial Reporting
Codification.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations for the Fiscal Years Ended October 31,
2004, 2003, and 2002 - Critical Accounting Policies, Goodwill

4. Specifically describe in your goodwill policy the manner in which you conduct annual impairment testing. For example, explain that the first step in the process is to identify potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount. The second step measures the amount of the impairment based on a comparison of the `implied fair value` of goodwill with its carrying amount. Revise your disclosures to include this detail in your critical accounting policies.

5. Disclose the significant assumptions and estimates you use to estimate the fair value of your reporting units under SFAS 142. Also, provide quantitative information to the sensitivity of these assumptions on the estimated fair value of reporting units if these could have a material impact on the financial statements. See Interpretative Release No. 33-8350 on our website for further guidance (http://www.sec.gov/rules/interp/33-8350.htm).
Footnote 2 - Summary of Significant Accounting Policies - Goodwill

6. Tell us how you identified your reporting units in determining the appropriate level to perform the annual impairment test for goodwill.
Discuss how you applied the guidance in paragraph 30 of SFAS 142 and
EITF D-101. Additionally, tell us how you have determined the amount of goodwill to be assigned to the reporting units.

Item 9a.  Controls and Procedures.

7. In your response letter, please confirm, if true, that your CEO and CFO concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed in your Exchange Act filings is accumulated and communicated to management, including your CEO and CFO (or persons performing similar functions), to allow timely decisions regarding required disclosure.
See Rule 13a-15(e).

8. We note that your CEO`s and CFO`s conclusions regarding the effectiveness of the disclosure controls and procedures were as of a date "within the 90 days prior to the filing date of [the] Annual Report." Please note that Item 307 of Regulation S-K now requires the conclusions to be as of the end of the period covered by the filing. Refer to Release No. 33-8238 for additional guidance. In your response letter, please confirm that their evaluation was as of the end of the period being reported.

9. Please note that Item 308(c) of Regulation S-K provides the current requirements for the disclosure of any changes in your internal controls over financial reporting. See Release No. 33-8238.
For example, Item 308(c) requires disclosure of any changes, not just
"significant changes" in internal controls over financial reporting.
Item 308(c) also requires the disclosure to be as of the end of the period covered by the filing, not "subsequent to the date of [the CEO`s and CFO`s] evaluation." In your response letter, please confirm that there were no changes in the company`s internal control over financial reporting, that occurred during the fiscal year that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Dave Walz, Staff Accountant, at (202) 824-
5686 or Terry French, Accountant Branch Chief, at (202) 942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Allen Sciarillo
Dial Thru International Corporation
April 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE